Via Facsimile and U.S. Mail
Mail Stop 6010

November 19, 2008

Christopher R. Sachs
Chief Accounting Officer
Hartville Group, Inc.
3840 Greentree Avenue SW
Canton, OH 44706

Re: Hartville Group, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed March 31, 2008
Form 10-Q for the Quarterly Period ended June 30, 2008
Filed August 14, 2008
File Number: 000-51993

Dear Mr. Sachs:

We have reviewed your October 1, 2008 response to our August 27, 2008 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like. Please identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filings.

Form 10-K for the Fiscal Year Ended December 31, 2007

Consolidated Statements of Operations, page 25

1. Please refer to your response to prior comment four. We continue to believe that total revenues and expenses should be presented separately on your statements of operations. Please note that you may show separate line items for each operating activity within the respective revenue and expense sections of the statement of operations.

Note 1 – Summary of Significant Accounting Policies
Deferred Acquisition Costs, page 29

2. Please refer to your response to prior comment six. Please tell us how you determined originally that the direct response advertising costs under the ASPCA brand and new marketing channels qualified for capitalization under SOP 93-7. Specifically address paragraph 37 of SOP 93-7.

Form 10-Q for the Quarterly Period ended June 30, 2008

Note 6 – Reserve for Claims, page 12

3. Please refer to your response to prior comment nine and your "modified" reserve for claims roll forward. Please explain to us further what the "approach" you now are suggesting to use is and why you believe it is provides useful and appropriate information and is consistent with that of prior filings. Also, explain to us specifically why this "modified" approach now results in "incurred losses related to prior year" of zero and "paid losses related to prior year" of $632, 189. The intent of our original comment was for you to revise your disclosure to explain the reason for the $1,076,553 change in estimate that you presented in the roll forward included in your June 30, 2008 Form 10-Q. The "modified" roll forward that reflects zero would now suggest that you had no change in estimate of your prior year reserve for claims. Tell us why this is so.

* * * *

        Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

        You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                    Sincerely,

                                    Jim B. Rosenberg
                                    Senior Assistant Chief
                                    Accountant